UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August, 2016
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated July 22, 2016, announcing that the Company has agreed to amend the terms of the long-term chartering agreements with an affiliate of Deep Sea Supply PLC ("DESS").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: August 26, 2016	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Adjusted agreement with Deep Sea Supply Plc.

Press release from Ship Finance International Limited, July 22, 2016.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company"), today announced that it has agreed to amend the terms of the long-term chartering agreements with an affiliate of Deep Sea Supply PLC ("DESS").

Our current charter guarantor, Deep Sea Supply BTG AS ("DESS BTG"), is a 50/50 owned joint venture between DESS and the Brazilian company BTG Pactual ("BTG"). DESS and BTG have now agreed that DESS will acquire the remaining shares in DESS BTG, with settlement in shares, warrants and some cash. The agreement is subject to standard closing conditions, including approval by the DESS's shareholders of the issuance of the warrants. Following the acquisition, DESS will be our charter guarantor going forward.

Concurrently, DESS will amend its financing terms and effectively defer up to $68 million of scheduled debt amortization until March 31, 2018 and also extend maturity of three loan facilities which were originally due later this year.

As part of the overall transaction, Ship Finance has agreed to reduce the charter rates until May 2018, in exchange for extending the charter period by 3 years and introducing a 50/50 profit share on charter revenues earned by the vessels. This will be combined with a prepayment of $17 million on our bank loan facilities, equal to scheduled amortization until May 2018, and certain other adjustments. The net effect on our distributable cash flow will be neutral, with reduced charter hire balanced by reduced loan amortization and lower interest expenses.

The proposed transaction will preserve DESS' liquidity position and better position the company through the current market downturn in the segment, while Ship Finance will effectively increase its backlog by approximately $21 million and still maintain the distributable cash flow from the vessels. In addition we will now have a 50% profit share which could be valuable in a market recovery scenario.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "The DESS charters were agreed back in 2007, and we have now enjoyed the cash flow from these assets for nearly nine years and depreciated the vessels to a comfortably low level. The reduction in charter rates is balanced by the extended charter period, and the value of optionality relating to the new profit share could be significant, as illustrated by the arrangement we have on our tanker assets.

We will receive base charter rates which are clearly in excess of what can be achieved in the spot market today and we will have a stronger counterpart with a good liquidity position and low cash break-even rates. The uncertainty relating to our offshore asset exposure should then be reduced, without impacting our distribution capacity."

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

About Ship Finance

Ship Finance International Limited (NYSE: SFL) has an unprecedented track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company's fleet of more than 70 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance's long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time.

More information can be found on the Company's website: www.shipfinance.bm

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.